SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 2)

GVI SECURITY SOLUTIONS, INC.
(Name of Subject Company)

GVI SECURITY SOLUTIONS, INC.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

36242E200
(CUSIP Number of Class of Securities)

Steven E. Walin
Chief Executive Officer
GVI Security Solutions, Inc.
2801 Trade Center Drive, Suite 120
Carrollton, Texas 75007
(972) 245-7353

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:

Alison Newman, Esq.
Cooley Godward Kronish LLP
1114 Avenue of Americas
New York, NY 10036
(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2009, and amended by Amendment No. 1 thereto on November 18, 2009, by GVI Security Solutions, Inc., a Delaware corporation (“GVI” or the “Company”).  The Schedule 14D-9 relates to the cash tender offer by GenNx360 GVI Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of GenNx360 GVI Holding, Inc. (“Parent”), a Delaware corporation, to purchase all the issued and outstanding common stock of the Company, par value $0.001 per share, at a price of $0.3875 per share, net to the seller in cash, without interest and less any applicable withholding taxes, and otherwise on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2009, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Purchaser and Parent with the SEC on November 3, 2009, as amended by Amendment No. 1 on November 4, 2009, Amendment No. 2 on November 19, 2009 and Amendment No. 3 on November 24, 2009.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

This Amendment is being mailed to all stockholders of GVI at no expense to the stockholders.  The exhibits to the Schedule 14D-9 will not be included in the mailing to the stockholders.  However, they are available for free at the SEC’s Web site at http://www.sec.gov.

Item 2.	Identity and Background of Filing Person.

Item 2(b), “Tender Offer” is hereby amended and supplemented by replacing the fourth paragraph on page 1 of the Schedule 14D-9 under the subheading “Tender Offer” with the following:

“This Schedule 14D-9 relates to a tender offer by GenNx360 GVI Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of GenNx360 GVI Holding, Inc., a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated November 3, 2009, as amended by Amendment No. 1 on November 4, 2009, Amendment No. 2 on November 19, 2009 and Amendment No. 3 on November 24, 2009 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock of the Company, at a purchase price of $.3875 per share, net to the seller in cash, without interest and subject to any tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitute the “Offer”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2009. Copies of the Offer to Purchase and Letter of Transmittal are being mailed together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.”

Furthermore, any and all references to the term “Offer Price” in the Schedule 14D-9, as amended by Amendment No. 1 and this Amendment, are hereby amended to reflect the increased purchase price of $.3875 per share.

Item 2(b), “Tender Offer” is hereby amended and supplemented by inserting the following immediately after the sixth paragraph on page 1 of the Schedule 14D-9 under the subheading “Tender Offer”:

“On November 24, Purchaser announced that it is extending the initial expiration date of the Offer upon the terms and conditions set forth in the Offer to Purchase until 12:00 midnight, New York City time, at the end of the day on Tuesday, December 8, 2009 (the “Extended Expiration Date”).  The Offer had been previously scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Thursday, December 3, 2009.”

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3, “Past Contacts, Transactions, Negotiations and Agreements” is hereby amended and supplemented by replacing the first sentence in the first full paragraph on page 5 of the Schedule 14D-9 under the subheading “New Employment Agreements” with the following:

“The Current Walin Agreement will be superseded by the amended and restated employment agreement for Mr. Walin, as amended on November 23, 2009 (the “Amended and Restated Walin Agreement”), to be effective upon the Effective Date.”

Item 3, “Past Contacts, Transactions, Negotiations and Agreements” is hereby amended and supplemented by replacing the sixth sentence in the first full paragraph on page 5 of the Schedule 14D-9 under the subheading “New Employment Agreements” with the following:

“Pursuant to the Amended and Restated Walin Agreement, on the Effective Date, Mr. Walin will receive the maximum amount of his annual bonus for calendar year 2009 in an amount equal to $187,500, and a transaction bonus in an amount equal to $257,000 in connection with the merger.”

Item 3, “Past Contacts, Transactions, Negotiations and Agreements” is hereby amended and supplemented by replacing the first sentence in the last paragraph starting on page 5 of the Schedule 14D-9 under the subheading “New Employment Agreements” with the following:

“The Current Restivo Agreement will be superseded by the amended and restated employment agreement for Mr. Restivo, as amended on November 23, 2009 (the “Amended and Restated Restivo Agreement”), to be effective upon the Effective Date.”

Item 3, “Past Contacts, Transactions, Negotiations and Agreements” is hereby amended and supplemented by replacing the sixth sentence in the last paragraph starting on page 5 of the Schedule 14D-9 under the subheading “New Employment Agreements” with the following:

“Pursuant to the Amended and Restated Restivo Agreement, on the Effective Date, Mr. Restivo will receive the maximum amount of his annual bonus for calendar year 2009 in an amount equal to $125,000, and a transaction bonus in an amount equal to $257,000 in connection with the merger.”

Item 3, “Past Contacts, Transactions, Negotiations and Agreements” is hereby amended and supplemented by replacing the table on page 6 of the Schedule 14D-9 with the following table:

Executive Officer/Director	Annual Bonus and Transaction Bonus	Cash Amount from Vested Options	Cash Amount from Unvested Options	Value of Shares Owned	Total
Steven E. Walin	$444,500.00	$331,666.56	$7,056.54	$58,605.50	$841,828.60
Joseph Restivo	$382,000.00	$331,666.56	$7,056.54	$51,686.46	$772,409.56
Craig Ellins	-	$1,687.50	$112.50	$31,666.54	$33,466.54
Gary Freeman	-	$1,687.50	$112.50	-	$1,800.00
Moshe Zarmi	-	$1,687.50	$112.50	$16,914.18	$18,714.18
All directors and officers as a group (5 persons)	$826,500.00	$668,395.62	$14,450.58	$158,872.68	$1,668,218.88

Item 3, “Past Contacts, Transactions, Negotiations and Agreements” is hereby amended and supplemented by adding the following subheading on page 8 of the Schedule 14D-9 immediately before the subheading thereof entitled “Commitment and Guarantee Letter”:

“Amendment to the Merger Agreement

On November 23, 2009, the Company entered into an amendment to merger agreement (the “Merger Amendment”) with Parent and Purchaser.  The Merger Amendment provides for (i) the increase in the Offer Price from $.38 to $.3875 per share of Common Stock and (ii) the decrease in the termination fee from $1,000,000 to $450,000, which may be required to be paid by GVI to Parent in connection with the termination of the merger agreement under specified circumstances.  The foregoing summary of the Merger Amendment is qualified in its entirety by reference to the Merger Amendment, which is filed as Exhibit (e)(10) to this Schedule 14D-9 and is incorporated herein by reference.”

Any and all references to the term “merger agreement” in the Schedule 14D-9 and the other documents distributed to the GVI stockholders in connection with the Schedule 14D-9, shall be deemed to be references to the merger agreement after giving effect to the Merger Amendment.

Item 4.	The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by replacing the second to last paragraph on page 10 of the Schedule 14D-9 under the subheading “Background of the Offer” with the following:

“On September 8, 2008, GVI engaged Imperial Capital, LLC (“Imperial Capital”), based on its reputation and expertise in the security industry, to serve as the Company’s financial advisor to explore the Company’s strategic direction, including the possibility of a strategic acquisition or merger.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by replacing the fifth full paragraph on page 11 of the Schedule 14D-9 under the subheading “Background of the Offer” with the following:

“On June 23, 2009, the management of GVI, represented by Messrs. Walin and Restivo, held a telephonic meeting with representatives of Imperial Capital and David Weiner, a principal stockholder of GVI, to discuss and consider the letter of intent which was sent to the board of directors of GVI on June 19, 2009.  In connection with the proposed transaction between GVI and GenNx360, GVI and Imperial Capital negotiated and executed an amended and restated engagement agreement in connection with the sale of the Company, as well as the delivery of a fairness opinion by Imperial Capital.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by replacing the last paragraph starting on page 11 of the Schedule 14D-9 under the subheading “Background of the Offer” with the following:

“On July 2, 2009, the board of directors of GVI held a telephonic meeting with representatives of Imperial Capital, representatives of Cooley and Mr. Weiner to discuss the revised letter of intent which was sent to the board of directors on June 30, 2009.  Representatives of Imperial Capital discussed with the parties their recent communications with the representatives of GenNx360 that resulted in the improved offer price of $0.41 per share for GVI Common Stock as proposed in the revised letter of intent, as well as the reasonableness of the proposed offer and related valuation considerations.  After careful consideration, the board of directors recommended that the representatives of Imperial Capital should inform representatives of GenNx360 that the board of directors was willing to accept the proposed offer price of $0.41 per share of Common Stock substantially on the terms and conditions as indicated in the revised letter of intent.  The board of directors did not conduct a market check to determine the interest of other third parties in acquiring the Company in light of GenNx360’s prior statements to the Company that they would not enter into a possible transaction if GVI pursued an auction process, as well as the board of directors’ belief that there were no other qualified prospective buyers at the time.  The board of directors also discussed the impact that the transactions contemplated by the proposed offer would have on GVI’s line of credit with Wells Fargo.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following after the last sentence in the second full paragraph on page 12 of the Schedule 14D-9 under the subheading “Background of the Offer”:

“Mr. Walin requested that the board of directors consider approving the Company’s payment to each of Mr. Walin and Mr. Restivo of a (i) $400,000 “change in control” bonus, and (ii) their respective 2009 bonuses in the maximum amount provided for their respective employment agreements.  One of the non-employee directors present at the meeting, in particular, stated his strong displeasure with the $400,000 bonuses (the change in control bonuses were subsequently reduced to $300,000).   Further, the non-employee directors generally felt and stated that that their support and approval of these bonuses was subject to GenNx360 maintaining an offer price of $.41 per share and that they did not want the negotiation of such bonuses to cause GenNx360 to withdraw its proposal or reduce the offering price of the Contemplated Transactions.  Although it was later learned by the board of directors that these bonuses were claimed by GenNx360 to be a factor considered by it in reducing its offering price from $.41 to $.38 per share (among several other factors), GenNx360’s insistence that Mr. Walin and Mr. Restivo be part of the new management team of the post transaction company was taken into consideration by the non-employee directors in their subsequent approval of the Offer.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following after the second full paragraph on page 12 of the Schedule 14D-9 under the subheading “Background of the Offer”:

“From August 2009 through October 21, 2009, representatives of GenNx360 and Messrs. Walin and Restivo negotiated each of Mr. Walin’s and Mr. Restivo’s compensation arrangements in connection with their employment with the Surviving Corporation following the consummation of the merger.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by replacing the last paragraph starting on page 12 of the Schedule 14D-9 under the subheading “Background of the Offer” with the following:

“On October 16, 2009, management of GVI, represented by Messrs. Walin and Restivo, representatives of GenNx360 and representatives of Imperial Capital held discussions with respect to GenNx360’s due diligence review.  During such discussions, GenNx360 informed management and Imperial Capital that as a result of its due diligence review and the final costs associated with the transaction, including final terms of the compensation arrangements it had negotiated with the Messrs. Walin and Restivo, GenNx360 was reducing the Offer Price to $.38 per share.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by replacing the fourth paragraph on page 15 under the subheading “Reasons for Recommendation” with the following:

“Ability to Withdraw or Change Recommendation.  The board of directors’ ability under the merger agreement to withdraw or modify its recommendation in favor of the Offer and the merger under certain circumstances, including its ability to terminate the merger agreement in connection with a Superior Proposal (as defined in the merger agreement), subject to payment of a termination fee of $450,000.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by replacing the last paragraph starting on page 15 under the subheading “Reasons for Recommendation” with the following:

“Restrictions on Soliciting Proposals; Termination Fee.  The restrictions in the merger agreement on the active solicitation of competing proposals and the requirement, under the merger agreement, that GVI pay a termination fee of $450,000 if the merger agreement is terminated in certain circumstances, which fee may deter third parties from making a competing offer for GVI prior to the consummation of the Offer.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by replacing the table on page 16 under the subheading “Financial Projections” with the following table:

	Fiscal Year End December
	2009	2010	2011	2012	2013	2014
	(Dollars in millions)
Revenues	$45.0	$50.4	$55.4	$61.0	$67.1	$73.8
EBITDA(a)	$1.2	$2.1	$3.1	$3.9	$4.5	$5.3
Net Income	$0.5	$0.7	$1.0	$1.4	$2.2	$2.7
(a) EBITDA as used above is defined as earnings before interest, taxes, depreciation and amortization, as well as before non-recurring charges.

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by inserting the following after the third sentence in the first full paragraph on page 21 under the subheading “Discounted Cash Flow Analysis” with the following:

“The multiples range of 6.0x to 8.0x was based on the selected companies’ average multiple of enterprise value to EBITDA for the latest reported twelve-month period.”

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented by replacing the last paragraph starting on page 21 under the subheading “Miscellaneous” with the following:

“Pursuant to a letter agreement dated June 23, 2009, GVI engaged Imperial Capital to act as its financial advisor in connection with the Contemplated Transactions.  Under the terms of Imperial Capital’s engagement, GVI has agreed to pay Imperial Capital for its financial advisory services in connection with the Contemplated Transactions an aggregate fee of $650,000, of which (i) $150,000 was payable in connection with the delivery of Imperial Capital’s fairness opinion and (ii) $500,000 is contingent and payable upon consummation of the merger.  In addition, GVI agreed to pay all fees, disbursements and out-of-pocket expenses incurred in connection with services to be rendered and to indemnify Imperial Capital and related parties against any liabilities arising out of or in connection with advice or services rendered or to be rendered pursuant to the engagement letter agreement.  No portion of Imperial Capital’s fee for the delivery of its opinion is contingent upon the consummation of the Contemplated Transactions.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the paragraph under the heading “Litigation” with the following:

“On November 9, 2009, a complaint was filed on behalf of a putative class of public stockholders of GVI in the Court of Chancery of the State of Delaware against GVI, GVI’s directors, Purchaser, Parent, GenNx360 GP, LLC, GenNx360 Management Company, LLC and Sponsor Fund (collectively, the “Defendants”) captioned as Haberkorn v. GVI Security Solutions, Inc., et al. (C.A. No. 5056-VCP).  The complaint alleges, among other things, that GVI’s directors breached their fiduciary duties in connection with the Contemplated Transactions by failing to ensure that the GVI stockholders would obtain fair and adequate consideration under the circumstances, and that Purchaser, Parent, GVI, GenNx360 GP, LLC, GenNx360 Management Company, LLC and Sponsor Fund aided and abetted the directors’ breaches of duty.  The complaint seeks, among other things, certification of a class consisting of owners of GVI common stock excluding the Defendants and their affiliates, an order preliminarily and permanently enjoining the Contemplated Transactions, accounting by the Defendants to plaintiff and the class for all damages allegedly caused by them as a result of their purported breaches of fiduciary duties, rescission of the Contemplated Transactions in the event they are consummated, and payment of plaintiff’s costs and attorneys’ fees.  The foregoing description of the complaint does not purport to be complete and is qualified in its entirety by reference to Exhibit (a)(4), which is incorporated herein by reference.

While the Company and the other Defendants believe that complaint is entirely without merit and that they have valid defenses to all claims, in an effort to minimize the cost and expense of any litigation relating to such complaint, on November 23, 2009, the Defendants entered into a memorandum of understanding (the “ MOU”) with the plaintiff, pursuant to which the Defendants and the plaintiff agreed to settle the stockholder complaint.  Subject to court approval and further definitive documentation, the MOU resolves the allegations by the plaintiff against the Defendants in connection with the Contemplated Transactions, and provides a release and settlement by the purported class of the Company’s stockholders with prejudice of all asserted claims against the Defendants and without costs to any Defendant (other than as expressly provided in the MOU) in connection with the Contemplated Transactions.  None of the Company or any of the other Defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiff contends should have been made, any breach of any fiduciary duty, or aiding or abetting any of the foregoing.  In exchange for such release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s length discussions between and among the Defendants and the plaintiff, that the Company would (i) increase the cash consideration in the Offer by $.0075 per share, (ii) reduce the termination fee from $1,000,000 to $450,000, and (iii) provide additional supplemental disclosures to the Schedule 14D-9 (such disclosures, among others, being set forth in this Amendment). In addition, the parties agreed to present to the Chancery Court of the State of Delaware a Stipulation of Settlement (the “Stipulation of Settlement”) and any other documentation as may be required in order to obtain approval by the Court of the settlement on behalf of a class of stockholders and the dismissal of the actions in the complaint.  The Stipulation of Settlement will include a release of all claims against all Defendants and their affiliates and agents held by the plaintiff and class members.  The Company anticipates that plaintiff will petition the Court for an award of attorneys’ fees and expenses.  Counsel for the parties are still trying to negotiate to determine the amount of fees to be submitted to the Court for approval, but they have agreed that – absent such an agreed upon number – they will submit the issue to Vice Chancellor Parsons, with briefing, and ask him to determine an appropriate fee award without a joint recommendation by the parties.  The Company or its successors will be obligated by the Court to pay the legal fees awarded to the plaintiff.  These attorneys’ fees and expenses will not be deducted from the Offer consideration.  If the settlement is not approved and such conditions are not satisfied, the Company and each of its directors will continue to vigorously defend these actions.  This summary of the MOU does not purport to be complete and is qualified in its entirety by reference to the MOU which is filed as an exhibit to the Schedule 14D-9.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subheading after the subheading thereof entitled “Litigation”:

“Extension of Offer

On November 24, Purchaser announced that it is extending the initial expiration date of the Offer upon the terms and conditions set forth in the Offer to Purchase until the Extended Expiration Date. The Offer had been previously scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Thursday, December 3, 2009.  On November 24, 2009, Parent, Purchaser and GVI issued a joint press release announcing, among other things, the extension of the initial expiration date of the Offer. The joint press release is filed as Exhibit (a)(6) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

Exhibit No.	Description

(a)(5)
Memorandum of Understanding by and among the parties to the class action lawsuit currently pending in the Court of Chancery of the State of Delaware, captioned Haberkorn v. GVI Security Solutions, Inc., et al. (C.A. No. 5056-VCP).

(a)(6)	Joint press release, dated November 24, 2009 (incorporated by reference to Exhibit 99.2 of the Schedule TO/A filed by Parent and Purchaser on November 24, 2009).

(e)(10)
Amendment to the Agreement and Plan of Merger by and among GVI Security Solutions, Inc., GenNx360 GVI Holding, Inc. and GenNx360 GVI Acquisition Corp., dated November 23, 2009 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 24, 2009).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GVI SECURITY SOLUTIONS, INC.

By:	/s/ Steven E. Walin
Name:	Steven E. Walin
Title:	Chairman of the Board of Directors and Chief Executive Officer

Dated: November 24, 2009

MEMORANDUM OF UNDERSTANDING

The parties to the class action lawsuit currently pending in the Court of Chancery of the State of Delaware (the “Court”), captioned Haberkorn v. GVI Security Solutions, Inc., et al., C.A. No. 5056-VCP (the “Action”), by and through their respective attorneys, have reached an agreement in principle providing for the settlement of the Action (the “Settlement”) on the terms and subject to the conditions set forth in this Memorandum of Understanding (“MOU”):

WHEREAS, in or around May 2009, defendants GenNx360 GVI Acquisition Corp., GenNx360 GVI Holding, Inc., GenNx360 GP, LLC, GenNx360 Management Company, LLC, and GenNx360 Capital Partners, L.P. (collectively “GenNx360”) and defendant GVI Security Solutions, Inc. (“GVI”) entered into negotiations regarding the acquisition of GVI by GenNx360 (the “Proposed Transaction”).  In connection with the Proposed Transaction, GenNx360 launched a tender offer to acquire each common share of GVI for $0.38 per share in cash or aggregate consideration of approximately $11.6 million (the “Tender Offer”). The Tender Offer contains a minimum tender condition requiring GenNx360 to acquire at least a majority of the outstanding shares in the Tender Offer so that following completion of the Tender Offer, GenNx360 will become GVI’s majority and controlling shareholder.

WHEREAS, on October 21, 2009, defendants and GVI Board members Steven E. Walin (GVI’s CEO), Joseph Restivo (GVI’s CFO), Gary Freeman, Craig Ellins, Moshe Zarmi (collectively, the “Individual Defendants”) approved an Agreement and Plan of Merger (the “Merger Agreement”) in connection with the Proposed Transaction.  Under the Merger Agreement, among other things, following completion of the Tender Offer, GenNx360 GVI Acquisition Corp. will merge into GVI, with GVI becoming the surviving corporation. The Merger Agreement further provides for a “termination fee” of  $1 million, payable in the event that the Individual Defendants cause GVI to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties (the “Termination Fee”).

WHEREAS, on November 3, 2009, GenNx360 filed a Schedule TO with the United States Securities and Exchange Commission (“SEC”), announcing the Proposed Transaction.

WHEREAS, on November 3, 2009, GVI filed a Solicitation/Recommendation Statement on Form SC 14D-9 (the “Solicitation Statement”) with the SEC, confirming that the Individual Defendants had unanimously approved the Merger Agreement and supported the Tender Offer as being in the best interests of GVI’s non-affiliated shareholders.  The Solicitation Statement disclosed that Mr. Walin and Mr. Restivo had negotiated new employment agreements with GenNx360.  It further disclosed that Mr. Walin and Mr. Restivo would be paid, respectively, their full 2009 bonuses, and that each would receive a transaction bonus of $300,000.  The Solicitation Statement additionally disclosed that negotiations between GVI and GenNx360 regarding the Proposed Transaction occurred as follows: On June 5, 2009, GenNx360 offered $0.39 per share in the Tender Offer; this offer was rejected and GenNx360  raised its offer to $0.41 per share. Thereafter, on July 29, 2009, the Individual Defendants entered into a “letter of intent” with GenNx360 whereby it would agree to pay $0.41 per share in the Tender Offer. The letter of intent contained an exclusivity arrangement prohibiting GVI, the Individual Defendants, and GVI’s officers and agents from encouraging, soliciting, initiating or participating in discussions or negotiations with any third party regarding a possible merger, sale or transfer of any assets or stock of GVI or its subsidiaries.  On October 16, 2009, GenNx360 informed Mr. Walin and Mr. Restivo that it would reduce the offering price due to “its due diligence review and the final terms of the compensation packages it had negotiated with the Company’s executive management.” On October 19, 2009, the Individual Defendants were informed that GenNx360 had lowered the offering price in the Tender Offer to $0.38 per share.  As noted above, two days later, on October 21, 2009, the Merger Agreement was approved at the $0.38 per share price.

WHEREAS, on November 9, 2009, plaintiff and GVI shareholder Stephen Haberkorn (“Plaintiff”) filed a Verified Class Action Complaint, alleging class claims challenging the Proposed Transaction and naming as defendants GVI, the Individual Defendants, and GenNx360 (collectively, “Defendants”).

WHEREAS, on or about November 9, 2009, plaintiff also filed a Motion for a Preliminary Injunction and a Motion for Expedited Discovery.

WHEREAS, also on or about November 9, 2009, Plaintiff Paluska propounded and served detailed Requests for the Production of Documents and Things on all Defendants.

WHEREAS, on or around November 13, 2009, plaintiff propounded a Subpoena Ad Testificandum and Duces Tecum on Imperial Capital LLC  (“Imperial Capital”), financial advisor  to the Board, in connection with the Proposed Transaction.

WHEREAS, after defendants agreed to provide plaintiff with expedited discovery, the Court set a hearing on plaintiff’s Motion for Preliminary Injunction for November 30, 2009 at 2:00 p.m.

WHEREAS, commencing on or around November 17, 2009, Defendants began the production of documents, which production consisted of thousands of pages of documents and continued on a rolling basis through November 20, 2009.

WHEREAS, because of certain discovery disputes between them, the parties submitted letters to the Court and the Court conducted a telephonic discovery and scheduling conference  on November 18, 2009 and provided guidance regarding the scope of discovery in the Action and the schedule for expedited discovery and briefing of  plaintiff’s Motion for Preliminary Injunction, which schedule included the depositions of defendant Steven E. Walin, defendant Gary Freeman  of the Company’s Special Committee, and a representative of Imperial Capital, each to occur on November 23, 2009.

WHEREAS, on or about November 19, 2009, the parties entered into a Stipulation Regarding the Protection and Exchange of Confidential Information, which the Court entered on that same day.

WHEREAS, between November 17, 2009 and November 20, 2009, counsel for plaintiff negotiated with counsel for Imperial Capital and successfully obtained Imperial Capital’s agreement to produce documents in response to plaintiff’s previously propounded subpoena.

WHEREAS, in connection with the expedited discovery in aid of his Motion for Preliminary Injunction, counsel for plaintiff reviewed and analyzed thousands of pages of documents produced by Defendants and prepared to take the depositions as agreed to by the parties and/or Imperial Capital.

WHEREAS, counsel for plaintiff retained and consulted with a financial advisor to assist in preparing his Verified Class Action Complaint and Motion for Expedited Discovery, to assist in discovery, including reviewing documents and preparing for depositions, and to assist in evaluating the terms of any potential settlement of the Action, including on the terms set forth herein.

WHEREAS, counsel for Plaintiff and Defendants have engaged in extensive negotiations concerning a possible settlement of the Action;

WHEREAS, the Parties have reached an agreement to settle the Action as described herein;

WHEREAS, subject to agreed-upon confirmatory discovery, Plaintiff and his counsel believe that a Settlement of the Action on the terms reflected in this MOU are fair, reasonable and adequate and in the best interests of GVI and GVI’s public shareholders;

WHEREAS, Defendants, to avoid the costs, disruption and distraction of further litigation, and to permit the timely closing of the Proposed Transaction, and without admitting the validity of any allegations made in the Action, or any liability with respect thereto, have concluded that it is desirable that the claims against them be settled on the terms reflected in this MOU;

WHEREAS, Defendants maintain that they have committed no disclosure or other violations or any breach of any duty whatsoever in connection with the Proposed Transaction or the Solicitation Statement, and Defendants maintain that they did not aid and abet any alleged breaches of fiduciary duty by any other Defendants; and

WHEREAS, Plaintiff’s entry into this MOU is not an admission as to the lack of any merit of any of the claims asserted in the Action;

NOW, THEREFORE, as a result of the foregoing and the negotiations among counsel for the parties, the Parties have agreed as follows:

1.           GenNx360 will increase the offering price in the Tender Offer to $0.3875 per share for each common share of GVI.

2.           GVI and GenNx360 will amend the Merger Agreement to reduce the Termination Fee from $1 million to $450,000.

3.           GVI will provide amended and supplemental disclosures, including those recommended by Plaintiff in connection with his prosecution of the Action (as reflected in Exhibit A hereto), in a supplemental Solicitation Statement to be filed with the SEC forthwith (the “Supplemental Disclosures”).

4.           Defendants acknowledge that the prosecution of the Action and the efforts of Plaintiff’s Counsel were significant causal factors leading to the issuance of the Supplemental Disclosures contemplated by this MOU and the sole causal factors leading to the increase in the price of the Tender Offer and the reduction of the Termination Fee.

5.           Subject to the completion of agreed-upon confirmatory discovery, the Parties shall negotiate in good faith and execute an appropriate Stipulation of Settlement (the “Stipulation”) and will present the Stipulation and such other documentation as may be required to obtain Court approval of the settlement (the “Settlement Documents”) to the Court as soon as practicable following execution of the Stipulation, and the Parties will use their best efforts to obtain Final Court Approval of the Settlement and dismissal of the Action with prejudice as to all claims asserted or which could have been asserted in the Action and without costs to any Party (other than as expressly provided herein such proceedings being collectively referred to herein as the “Settlement-Related Proceedings”).  As used herein, “Final Court Approval” of the Settlement means the Court has entered an order approving the Settlement and that Order is finally affirmed on appeal or is no longer subject to appeal, review following a writ petition, or any other form of judicial review.

6.           Pending final approval of the settlement, all proceedings in the Action, except for Settlement-Related Proceedings, shall be stayed.

7.           The Stipulation shall include, among other things, the following provisions:

(a)           The requested conditional certification of the Action as a Class action pursuant to Chancery Court Rules 23(b)(1) and (b)(2) on behalf of a class consisting of all common stockholders of GVI from October 21, 2009, through and including the closing of the Proposed Transaction, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them (the “Class”), and that such stockholders shall not have the right to opt out of the Class.  Excluded from the Class are Defendants, members of the immediate family of any Defendant, any entity in which a Defendant has or had a controlling interest, officers of any Defendant, and the legal representatives, heirs, successors or assigns of any such excluded person;

(b)           the complete discharge, dismissal with prejudice, settlement and release of all claims, demands, rights, actions or causes of action, rights, liabilities, damages, losses, obligations, judgments, suits, fees, expenses, costs, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, matured or unmatured, that have been, could have been, or in the future can or might be asserted in the Action or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state statutory or common law relating to alleged fraud, breach of care, breach of duty of loyalty, misrepresentation or omission, negligence or gross negligence, “quasi-appraisal,” breach of contract, breach of trust, corporate waste, ultra vires acts, unjust enrichment, improper personal benefit, aiding and abetting, violations of federal or state securities laws, or otherwise) by or on behalf of any member of the Class (whether individual, class, derivative, representative, legal, equitable or any other type or capacity, and whether relating to the purchase, sale, or other acquisition, disposition or holding of GVI common stock), against Defendants and/or their respective families, parent entities, associates, affiliates or subsidiaries, and each and all of their respective past, present or future officers, directors, stockholders, agents, representatives, employees, attorneys, financial or investment advisors, other advisors, consultants, accountants, auditors, investment bankers, commercial bankers, trustees, engineers, insurers, co-insurers and reinsurers, heirs, executors, trustees, general or limited partners or partnerships, limited liability companies, members, personal or legal representatives, estates, administrators, predecessors, successors and assigns (collectively, the “Released Persons”), whether or not any such Released Persons were named, served with process or appeared in the Action, which have arisen, could have arisen, arise now or hereafter arise out of, or relate in any manner to the allegations, facts, events, acquisitions, matters, acts, occurrences, statements, representations, misrepresentations, omissions, or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved or set forth in, or referred to or otherwise related in any way to: (i) the Proposed Transaction, the Merger Agreement, the Solicitation Statement, or any amendment thereto; (ii) the fiduciary obligations of any of the Defendants or Released Persons in connection with the Proposed Transaction, the Merger Agreement, the Solicitation Statement, or any amendment thereto; (iii) the negotiations in connection with the Proposed Transaction, the Merger Agreement, the Solicitation Statement, or any amendment thereto, including any alleged deal protection devices; (iv) the disclosures or disclosure obligations of any of the Defendants or Released Persons in connection with the Proposed Transaction, the Merger Agreement, or the Solicitation Statement; (v) the alleged aiding and abetting of any breach of fiduciary duty; and (vi) any alleged improper personal benefit, conflict of interest, improper payments of any remuneration or employment benefits to any individual made in connection with the Proposed Transaction, the Merger Agreement, the Solicitation Statement, or any amendment thereto (collectively, the “Settled Claims”); provided, however, that the Settled Claims shall not include:  (a) the right of any members of the Class to seek appraisal rights pursuant to § 262 of the Delaware General Corporation Law pursuant to the terms of the Proposed Transaction; nor (b) the right of any party to enforce in the Court the terms of the Stipulation or this MOU;

(c)           that Defendants and the Released Persons release Plaintiff, members of the Class and their counsel from all claims arising out of the instituting, prosecution, settlement or resolution of the Action provided however, that the Defendants and Released Persons shall retain the right to enforce in the Court the terms of the Stipulation or this MOU, and to oppose or defend any petition for appraisal rights asserted by any class member;

(d)           that Defendants have denied and continue to deny they have committed or attempted to commit any violations of law or breached any duty owed to GVI and/or its stockholders;

(e)           that in the event the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any class in any future proceedings; and

(f)           that subject to the Order of the Court, pending final determination of whether the Settlement should be approved, the Plaintiff and all members of the Class, and any of them, are barred and enjoined from commencing, prosecuting, instigating or in any way participating in or promoting the commencement or prosecution of any action asserting any Settled Claims, either directly, representatively, derivatively or in any other capacity, against any Released Person.

8.           This Memorandum shall be null and void and of no force and effect, unless otherwise agreed to by the Parties pursuant to the terms hereof, if: (a) the Parties are unable to agree after negotiating in good faith to a Stipulation or (b) the Settlement does not obtain final Court approval; provided, however, that any decision by the Court not to approve any requested award of attorneys’ fees and expenses in whole or in part shall have no effect on the Settlement set forth in the Stipulation.  In the event any Party withdraws from the Settlement, this MOU shall not be deemed to prejudice in any way the respective positions of the Parties with respect to the Action, and neither the existence of this Memorandum, nor its contents, nor the negotiations leading to it, shall be admissible in evidence or shall be referred to for any purpose in the Action or in any other litigation or proceeding.

9.           The Stipulation shall provide a statement that: (a) the release contemplated by the Stipulation shall extend to claims that the parties granting the release (the “Releasing Parties”) do not know or suspect to exist at the time of the release, which if known, might have affected the Releasing Parties’ decision to enter into the release; (b) the Releasing Parties shall be deemed to relinquish, to the extent applicable, and to the full extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code, which states that:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

and (c) the Releasing Parties shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code Section 1542.

10.           If any action is filed in any court asserting claims that are related to the subject matter of the Action prior to final court approval of the proposed Settlement, the Parties shall cooperate in obtaining the dismissal or withdrawal of such related litigation, including where appropriate joining in any motion to dismiss or demurrer to such litigation.

11.           This Memorandum will be executed by counsel for the Parties, each of whom agrees, represents and warrants (a) that they have the authority from their client(s) to enter into this Memorandum and bind their clients thereto, (b) that this Memorandum is an integrated document and that there are no other agreements, understandings, representations or warranties that survive the execution of this Memorandum and the approval process by this Court (except that this Memorandum will, by its terms, be succeeded by the Stipulation and by the proposed Settlement, as referenced previously in this Memorandum), (c) that Plaintiff is the only holder and owner of his claims and causes of action asserted in the Action, (d) that the Memorandum may be signed by counterparts, with signatures circulated by fax and/or PDF and that such signatures, so circulated, shall be as fully binding as if signed on a single original, and (e) that none of the claims or causes of action referred to in any complaint in the Action, or this Memorandum, have been assigned, encumbered or in any manner transferred in whole or in part.

12.             GVI (or any successor entity) will pay to Plaintiff’s counsel such attorneys’ fees and expenses as are awarded by the Court.  Counsel for the parties are still trying to negotiate to determine the amount of fees to be submitted to the Court for approval, but they have agreed that – absent such an agreed upon number – they will submit the issue to Vice Chancellor Parsons, with briefing, and ask him to determine an appropriate fee award without a joint recommendation by the parties.  In any event, the parties agree that the payment of such fees and expenses is in recognition of the role of Plaintiff’s counsel in obtaining the: (1) the Supplemental Disclosures; and (2) amendments to the Merger Agreement, as discussed above.  The Stipulation will provide that the Court-approved payment of attorneys’ fees and expenses will be made ten (10) calendar days after entry of the order of dismissal, with prejudice, in the Action.  Any such payment shall be made subject to Plaintiff’s Counsel’s joint and several obligations to make appropriate refunds or repayment to GVI (or any successor entity) if any specified condition to the Settlement is not satisfied or, as a result of any appeal and/or further proceedings on remand, or successful collateral attack, any dismissal order is reversed or the fees or costs award is reduced or reversed.  At the time the fees are paid, they shall be paid via wire transfer to an account controlled by Rigrodsky & Long, P.A.  Payment by or on behalf of GVI (or any successor entity) of the attorneys’ fees and expenses to Plaintiff’s Counsel will discharge in full any obligation of Defendants to pay attorneys’ fees or expenses. Defendants and Plaintiff’s Counsel negotiated the provisions herein related to the attorneys’ fees and expenses that GVI (or any successor entity) will pay or cause to be paid after the parties agreed to the substantive terms of the settlement contained herein.  No party other than GVI (or any successor entity) shall have any obligation to pay said amounts.

13.           This MOU, the Stipulation and the Settlement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to Delaware’s principles governing choice of law.  The Parties agree that any dispute arising out of or relating in any way to this MOU, the Stipulation or the Settlement shall not be litigated or otherwise pursued in any forum or venue other than the courts of the State of Delaware, and the parties expressly waive any right to demand a jury trial as to any such dispute.

14.           This MOU may be modified or amended only by a writing, signed by all of the signatories hereto, that refers specifically to this MOU.

15.           The provisions contained in this MOU shall not be deemed a presumption, concession or admission by any Defendant of any fault, liability or wrongdoing as to any facts or claims that have been or might be alleged or asserted in the Action, or any other action or proceeding that has been, will be, or could be brought, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Action or in any other action or proceeding, whether civil, criminal or administrative, for any purpose other than as provided for expressly herein.

16.           This MOU shall be binding upon and inure to the benefit of the Parties and their respective agents, executors, heirs, successors and assigns.

17.           GVI (or any successor entity) shall be responsible for providing notice of the Settlement to the Class, and GVI (or any successor entity) shall pay all reasonable costs and expenses incurred in providing notice of the Settlement to the members of the Class, with the understanding that such notice shall be effected by mail.

18.           This MOU may be executed in any number of actual or telecopied counterparts and by each of the different Parties on several counterparts, each of which when so executed and delivered will be an original.  The executed signature page(s) from each actual or telecopied counterpart may be joined together and attached and will constitute one and the same instrument.

IN WITNESS THEREOF, the Parties have executed this Memorandum effective as of the date set forth below.

Dated: November 23, 2009	RIGRODSKY & LONG, P.A.

OF COUNSEL:	By	/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147)
STULL, STULL & BRODY	Brian D. Long (#4347)
Aaron Brody	Timothy J. MacFall
6 East 45th Street	919 N. Market Street, Suite 980
New York, NY 10017	Wilmington, DE 19801
(212) 687-7230	(302) 295-5310

WEISS & LURIE
Joseph H. Weiss
551 Fifth Avenue
New York, NY 10176
(212) 682-3025	Attorneys for Plaintiff Stephen Haberkorn

Dated: November 23, 2009	POTTER ANDERSON & CORROON LLP

	By	/s/ Brian C. Ralston
OF COUNSEL:	Donald J. Wolfe, Jr. (#285)
Brian C. Ralston (#3770)
COOLEY GODWARD KRONISH LLP	1313 N. Market Street
Gordon C. Atkinson	Wilmington, DE 19899-0591
Beatriz Mejia	(302) 984-6000
101 California Street
5th Floor
San Francisco, CA 94111
(415) 693-2000	Attorneys for Defendants GVI Security Solutions, Inc., Steven E. Walin, Joseph Restivo, Gary Freeman, Craig Ellins, Moshe Zarmi

Dated: November 23, 2009	MORRIS JAMES LLP

	By	/s/ Edward M. McNally_
Edward M. McNally (#614)
OF COUNSEL:	Patricia A. Winston (#5248)
500 Delaware Ave., Suite 1500
WINSTON & STRAWN LLP	Wilmington, DE 19801
David E. Mollon	(302) 888-6800
200 Park Avenue
New York, NY 10166	Attorneys for Defendants GenNx360 GVI Holding Inc., GenNx360 GVI Acquisition Corp., GenNx360 GP, LLC, GenNx360 Management Company, LLC, and GenNx360 Capital Partners, L.P.